January 15, 2010

Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Mail Stop 3561

Re:	NeoStem, Inc. Registration Statement on Form S-1 Filed December 15, 2009 File No. 333-163741

Ladies and Gentlemen:

On behalf of NeoStem, Inc. (the "Company"), we are responding to the comments contained in the letter, dated January 12, 2010 (the "Comment Letter"), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company's Registration Statement on Form S-1 (Registration No. 333-163741) (the "Registration Statement").  To facilitate your review of our response, the pages of the Registration Statement that require revision ("Marked Pages"), marked to show the revisions that are responsive to the Comment Letter, are submitted with this letter.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter.  The Company’s response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

General

1.
We note that you incorporate by reference as disclosed beginning on page 104. We also note, however, the registration statement filed April 16, 2007 (File No. 333-140512), which appears to relate to an offering of penny stock within the last three years. Please see General Instruction VII.D.I(c) of Form S-1. Please explain why you believe you are eligible to incorporate by reference or revise.

Response:
The Company has not been a registrant of an offering of penny stock within the last three years and, therefore, we believe that the Company satisfies the eligibility requirements of General Instruction VII of Form S-1 to be entitled to incorporate by reference as disclosed in the Registration Statement on the basis of the following analysis:

The registration statement filed April 16, 2007, was a resale registration statement for common stock of certain selling stockholders who purchased securities in private placements made longer than three years ago or that would not be classified as a penny stock offering.  While the Company was “a registrant of an offering” in the case of the registration statement filed on July 16, 2007, that offering was contemporaneous with, and subject to, the Company’s listing on the American Stock Exchange, so that the offering was not an “offering of penny stock”.

As the Company was not otherwise “a registrant of an offering of penny stock within the last three years”, we respectfully request that the Commission determines that the Company is permitted to incorporate by reference as disclosed in the Registration Statement.

Certain Relationships and Related Party Transactions, page 97

2.
It appears that the related transaction disclosure incorporated by reference does not include all information required by Item 404 of Regulation S-K. For example, it is unclear on what basis some persons and transactions are related, including the description of the April 2009 private placement and the transaction with Promethean. Please revise or advise.

Response:
The Company will revise this section of the Registration Statement and provide the following disclosure in its Pre-Effective Amendment No. 1 to the Registration Statement, in order to include the information required by Item 404 of Regulation S-K:

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, all of the shares of common stock, par value $.01 per share, of CBH, or CBH Common Stock, issued and outstanding immediately prior to the effective time of the Merger, or the Effective Time, were converted into the right to receive, in the aggregate, 7,150,000 shares of our Common Stock.  Additionally, subject to the cancellation of outstanding warrants to purchase shares of CBH Common Stock held by RimAsia (a beneficial holder of more than 5% of our voting securities), and the sole holder of shares of Series B Convertible Preferred Stock, par value $0.01 per share, of CBH, or the CBH Series B Preferred Stock, all of the shares of CBH Series B Preferred Stock issued and outstanding immediately prior to the Effective Time were converted into the right to receive, in the aggregate, (i) 6,458,009 shares of our common stock (having an approximate value of $12,270,217 as of the Effective Time) and (ii) 8,177,512 shares of our Series C Preferred Stock (having an approximate value of $17,254,550 as of the Effective Time), each with a liquidation preference of $1.125 per share and convertible into 9,086,124 shares of our common stock at an initial exercise price of $0.90.

At the Effective Time, we issued 9,532 shares of our common stock (having an approximate value of $18,110) to Stephen Globus, a director of CBH, and 7,626 shares of our common stock (having an approximate value of $14,489) to Chris Peng Mao, then the Chief Executive Officer of CBH, in exchange for the cancellation and the satisfaction in full of indebtedness in the aggregate principal amount of $90,000, plus any and all accrued but unpaid interest thereon, and other obligations of CBH to Messrs. Globus and Mao. Additionally, we agreed to bear 50% of up to $450,000 of CBH’s expenses post-Merger, and satisfaction of the liabilities of Messrs. Globus and Mao will count toward that obligation.

For assistance in effecting the Merger, 125,000 shares of our common stock (having an approximate value of $237,500) were issued to EET, the holder of a 49% interest in Erye. In addition, an aggregate of 203,338 shares of our common stock (having an approximate value of $386,350) were issued to Shi Mingsheng (an officer and director of Erye and the majority shareholder of EET and nominated as our director) and Madam Zhang Jian (an officer and director of CBH, an officer of Erye and a significant shareholder of EET).

As a result of the Merger, we own 51% of Erye, and EET owns the remaining 49% ownership interest. In connection with the Merger, we and EET negotiated a revised joint venture agreement which, subject to finalization and approval by the requisite PRC governmental authorities, will govern our respective rights and obligations with respect to Erye. Pursuant to the terms and conditions of the revised joint venture agreement, dividend distributions to EET and NeoStem will be made in proportion to their respective ownership interests in Erye; provided, however, that for the three-year period commencing on the first day of the first fiscal quarter after the joint venture agreement becomes effective, (i) 49% of undistributed profits (after tax) will be distributed to EET and lent back to Erye by EET for use by Erye in connection with the construction of a new plant for Erye; (ii) 45% of the net profit (after tax) will be provided to Erye as part of the new plant construction fund, which will be characterized as paid-in capital for our 51% interest in Erye; and (iii) 6% of the net profit will be distributed to us directly for our operating expenses. In the event of the sale of all of the assets of Erye or liquidation of Erye, we will be entitled to receive the return of such additional paid-in capital before distribution of Eyre’s assets is made based upon the ownership percentages of NeoStem and EET, and upon an initial public offering of Erye which raises at least 50,000,000 RMB (or approximately U.S. $7,300,000), we will be entitled to receive the return of such additional paid-in capital.

In connection with the Merger, the exercise price of certain of our outstanding warrants was reduced. Certain of our executive officers and directors held warrants to purchase our common stock at $8.00 per share, and following consummation of the Merger, the exercise price of such warrants was reduced to approximately $6.18 per share. These warrants are held by our Chairman and CEO - Robin L. Smith (25,427), our Vice President and General Counsel - Catherine M. Vaczy (2,000), and our directors - Richard Berman (11,364) and Steven Myers (22,728).

In connection with the Merger, each of the then officers and directors of CBH, and each of RimAsia (then a beneficial holder of more than 5% of our voting securities), Erye and EET, as well as certain holders of CBH Common Stock at the Effective Time, entered into a lock-up and voting agreement, pursuant to which they agreed to vote their shares of CBH Common Stock in favor of the Merger and to the other transactions contemplated by the Merger Agreement and agreed not to sell their CBH Common Stock and/or our  common stock from November 2, 2008 through the expiration of the six-month period immediately following the consummation of the Merger . Similarly, our officers and directors entered into a lock-up and voting agreement, pursuant to which they agreed to vote their shares of our common stock in favor of the Merger and to the other transactions contemplated by the Merger Agreement and agreed not to sell their shares of our common stock during the same period.

Robin L. Smith, our Chairman and Chief Executive Officer, and Steven Myers, a member of our Board of Directors and Audit, Compensation and Nominating Committees (of which Nominating Committee Mr. Myers became Chairman in March 2009), were holders of CBH Common Stock at the time. Dr. Smith was the beneficial owner of 389,966 shares of CBH Common Stock that were acquired commencing in 2005. Mr. Myers was the beneficial owner of 285,714 shares of CBH Common Stock that were acquired in 2005. Based on the $2.03 closing price of our common stock on January 14, 2010 and the conversion of CBH Common Stock into our Common Stock in the Merger, the approximate transaction value of the holdings in CBH of each of Dr. Smith and Mr. Myers was $116,155 and $85,103, respectively.

In our private placement of units in November 2008, Fullbright (then a beneficial holder of more than 5% of our voting securities), a corporation organized in the British Virgin Islands and, the principal shareholders of which are Madam Zhang Jian, then an officer and director of CBH and an officer of Erye, Shi Mingsheng, then an officer and director of CBH, a director of Erye and Chairman of Fullbright, and Ding Weihua, then a director of CBH, purchased 400,000 units for an aggregate consideration of $500,000.  The per unit price was $1.25 and each unit comprised of one share of our common stock and one redeemable five-year warrant to purchase one share of our common stock at a purchase price of $1.75 per share, at a per-unit price of $1.25. In connection with Fullbright’s purchase of the units, EET, the principal shareholders of which are also the principal shareholders of Fullbright, borrowed $500,000 from RimAsia, and the units acquired by Fullbright were pledged to RimAsia as collateral therefor. Further, in the June/July 2009 private placement, Fullbright acquired, for a purchase price of $800,000, 64,000 shares of our Series D Stock, together with warrants to purchase 640,000 shares of our common stock.

On February 25, 2009 and March 6, 2009, respectively, we issued promissory notes, or the Notes, to RimAsia (then a beneficial holder of more than 5% of our voting securities) in the principal amounts of $400,000 and $750,000, respectively. The Notes had an interest rate of 10% per annum and were due and payable on October 31, 2009 or earlier, in the event we raised over $10 million through an equity financing. The Notes contained standard events of default and in the event of a default that is not subsequently cured or waived, the interest rate would have increased to a rate of 15% per annum and, at the option of RimAsia and upon notice, the entire unpaid principal balance together with all accrued interest thereon would have been immediately due and payable. The Notes or any portion thereof could have been prepaid at any time and from time to time at our discretion without premium or penalty.

In April 2009, RimAsia (then a beneficial holder of more than 5% of our voting securities) purchased our Series D Convertible Redeemable Preferred Stock and warrants for  aggregate consideration of $5,000,000. A portion of the proceeds were used to repay the principal and interest on the Notes issued to RimAsia in February and March 2009 and certain other costs advanced by RimAsia in connection with our expansion activities in China.

On April 23, 2009, we entered into a Consulting Agreement with Shandong Life Science and Technology Research Institute, or SLSI, of which Ms. Cai Jianqian is President. Ms. Cai is the mother of CBH Chief Executive Officer Chris Peng Mao. Ms. Cai also was CBH stockholder at the time we entered into the Consulting Agreement. Pursuant to the Consulting Agreement, Ms. Cai provides consulting services to us in the area of business development, strategic planning and government affairs in the healthcare industry in the PRC. In return for the consulting services, we have agreed to pay SLSI an annual fee of $100,000 and we issued SLSI 250,000 warrants under our 2009 Non-U.S. Plan, to become exercisable over approximately a two-year period. In addition, in connection with expanding our relationship with SLSI in July 2009, we agreed to grant to SLSI an additional 100,000 shares under the 2009 Non-U.S. Plan (having an approximate value of $204,000). Grants under the 2009 Non-U.S. Plan will be subject to, among other things, applicable law including any required registration in the PRC.

In June 2009, we signed an agreement, or the Network Agreement, with Enhance BioMedical Holdings Limited, or Enhance BioMedical, a Shanghai corporation and beneficial owner of approximately 19.8% of our common stock, to develop a stem cell collection and treatment network using our proprietary stem cell technologies in Shanghai and Taiwan, as well as the Chinese provinces of Jiangsu, Zhejiang, Fujian, Anhui and Jiangxi. Enhance BioMedical is a subsidiary of Enhance Holding Corporation, a multinational conglomerate with successful businesses in various market sectors including healthcare. Enhance BioMedical invested $5 million in our April 2009 private placement. Under the Network Agreement, Enhance BioMedical has the exclusive right to utilize our proprietary adult stem cell technologies identified by us from time to time to provide adult stem cell services and therapies in the Asian territory. We agreed to provide training Enhance BioMedical staff in the proprietary knowledge, technology and operating procedures to provide Enhance BioMedical clients with these services. In return, we will receive a technical assistance fee. We also will be entitled to a stated royalty on gross revenues generated by Enhance BioMedical from providing the NeoStem stem cell services for the duration of the renewable 10 year Network Agreement and also may receive other fees in connection with assisting in the launching of the network that we estimate will have a value in excess of $120,000.

On July 1, 2009, we, CBH, CBC and RimAsia, which, at the time was a significant stockholder of ours and CBH, entered into a Funding Agreement pursuant to which RimAsia agreed to supply additional funding to both us and CBH in an amount up to $1.6 million. Pursuant to the terms of the Funding Agreement such amount would be deemed settled upon the receipt by RimAsia of certain merger consideration. RimAsia received a total of 6,458,009 shares of our common stock and 8,177,512 shares of our Series C Convertible Preferred Stock, each with a liquidation preference of $1.125 and convertible into shares of our common stock at a conversion price of $.90.

Unaudited Proforma Condensed Combined Financial Statements, page F-2

3.
Please explain to us how you have determined that Neostem, Inc. is the accounting acquirer in your October 30, 2009 merger transaction with China Biopharmaceuticals Holdings, Inc. In your analysis, please provide all relevant factors you considered in FASB ASC 805-10-55-12 through -13.

Response:
To properly evaluate and determine the “accounting acquirer”, the Company evaluated the following factors described in Accounting Standards Codification (ASC) 805-10-55-12 through -13 “Business Combinations”:

a. The relative voting rights in the combined entity after the business combination.
b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.
c. The composition of the governing body of the combined entity. The acquiror usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.
d.      The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.
e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.
f. The acquiror usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.

g. In a business combination involving more than two entities, determining the acquiror shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities.

Regarding factors a and b:

Below is a recap of ownership interests before and after the merger:

	Before Merger		After Merger
	Outstanding Shares	%	Outstanding Shares	%
NeoStem - Public Shareholders	15,493,137	71.9%	16,299,038	44.6%
RimAsia	5,000,000	23.2%	11,458,009	31.4%
EET/Fullbright	1,040,000	4.8%	4,234,918	11.6%
CBH - Public Shareholders	-	0.0%	4,520,735	12.4%
	21,533,137	100.0%	36,512,700	100.0%

The pre-merger NeoStem shareholders continue to hold the majority (88%) of the voting rights of the common shares of the combined entity following the merger.  While the voting interests of  RimAsia and EET increased as result of the merger it is important to note that the former CBH shareholders, comprised of three principle groups, EET/Fullbright (49% owner of Suzhou Erye Pharmaceuticals Company Ltd), CBH public shareholders (a diverse group of US and Chinese investors) and RimAsia Capital Partners, L.P. acted as independent groups during the merger negotiations and were separately represented in the merger negotiations for both business and legal purposes and we consider them separate investor groups in the new organization.

With regard to factors c and d:
The NeoStem Board of Directors initially consisted of five members, and was increased to six immediately post-transaction and will be increased to seven, having received all PRC approvals relating to the merger, subject to appropriate Board action.  Robin L. Smith, the Chairman of the Board of NeoStem prior to the merger, will remain as Chairman of the Board, and Richard Berman, Steven S. Myers and Drew Bernstein, each a director of NeoStem prior to the merger (the latter three independent directors, as defined under the listing standards of AMEX) will stay on the Board.  Joseph Zuckerman, a director of NeoStem prior the merger,  advised the Board that he would resign effective upon the consummation of the merger and was replaced by the pre-merger NeoStem Board (effective upon consummation of the merger) by Edward C. Geehr (an independent director, as defined under the listing standards of AMEX). Pursuant to the terms of the merger agreement, Eric Wei, the Managing Partner of RimAsia Capital Partners, L.P., was appointed to our Board of Directors upon consummation of the Merger. In addition, pursuant to the terms of the Merger Agreement, Shi Mingsheng will become a member of our Board of Directors, as the merger has received all applicable PRC approvals, subject to appropriate Board action. Thus, at the consummation of the merger, 67% of the initial NeoStem Board was a continuation of the pre-merger NeoStem Board and, when approvals for the merger are received from the PRC, four of the seven board members will be a continuation of the pre-merger NeoStem Board, and a fifth member will have been identified and appointed by the pre-merger NeoStem Board (Edward Geehr) and will have had no relationship whatsoever with CBH.  Thus, to the extent that board composition is a factor, clearly there is no change of control.

It is expected that the composition of the Board of Directors will retain its composition for the foreseeable future. The Company’s Nominating Committee (consisting of pre-merger NeoStem directors) will continue to control the nomination process for the Board and the investor base does not have a single group that can gain control of the Board of Directors. While a group of investors could, at a later date, submit proposals for director nominations, more than one group likely need to join together to insure sufficient votes to assure nomination and election of a director to effect any change to the Board’s composition.

With respect to the composition of senior management, the per-merger officers of NeoStem continue to constitute and control NeoStem “management”.  Robin Smith remains as Chairman of the Board and Chief Executive Officer and Catherine Vaczy remains as General Counsel.  Larry May, remains as NeoStem's current Chief Financial Officer, though he intends to take another strategic role within the Company.  So, a new Chief Financial Officer will need to be selected, but the search process, which has been initiated, does not involve anyone from any of the entities participating in these transactions and will be someone who is outside these entities. In addition, we have added to the post-merger senior management a VP of Sales and Marketing, VP of Business Development and VP of Research and Development, none of which positions have been filled with former officers or employees of CBH.

It is expected that this NeoStem management team will be responsible for the strategic direction of the Company. In addition, it is expected that NeoStem, through the direct efforts of its current management team, will provide new product and market opportunities for Erye.

The only current members of senior management of CBH that have been retained post-merger in any management capacity are Madame Zhang and Shi Mingsheng, who are the Managing Directors of Erye Pharmaceutical.

NeoStem’s current senior management, which is comprised substantially of pre-merger NeoStem senior management, will continue to lead NeoStem for the foreseeable future.

Regarding factor e:
With regard to the terms of the exchange of equity interest, the fair market value of the CBH common stock, common stock warrants and preferred stock outstanding on the date of merger had a fair value of approximately of $24.5 million while the fair value of the NeoStem Common Stock, Common Stock Warrants and Series C Preferred Stock that was paid was approximately $43.9 million. As the following table illustrates, NeoStem paid a premium over the fair value for the equity interests of CBH:

Value of equities issued by NeoStem to shareholders of CBH		Value at 10/30/2009
Common Shares issued to CBH Shareholders	7,150,000	$1.900	$13,585,000
Common Shares issued to Rim Asia	6,458,009	$1.900	12,270,217
Common Shares issued to EET for Bonus to obtain PRC aproval	328,338	$1.900	623,842
Series C Convertible Preferred Shares issued to Rim Asia	8,177,512	$2.110	17,254,550
Series E Warrants (Black Sholes Value)	1,603,191	$0.11567	185,449
Cash Buyout of Existing CBH Warrant Shares	24,752	$0.00117	29
Total Value			$43,919,087

Fair Value of CBH Equties
Series B Prefered Stock*	6,187,607	$2.0222	$12,512,579
Common Stock	37,207,213	$0.30	11,161,792
Warrants @ Black Sholes Value
RimAsia (issued November 2007)	12,000,000	$0.06507	780,849
Warrants issued March 2006	7,370,298	$0.00117	8,611
Warrants issued February 2006	1,000,000	$0.00029	286
Total Value			$24,464,117

* Redemption value

Regarding factor f:
In considering the relative sizes of the two companies, for the nine months ended September 30, CBH, as the result of its Erye Pharmaceutical Co. subsidiary, had revenues of approximately $45 million and after tax profit $3.7 million. NeoStem’s revenues for nine months ended September 30, 2009 were $175 thousand and it had historically experienced considerable operating losses. CBH’s total asset base, as of September 30, 2009, was $47.5 million, while NeoStem’s assets were $8.6 million.  However, as NeoStem is engaged in the research and development of new diagnostic and therapeutic products using adult stem cells, the value of its business is not reflected by current revenues and must also take into account the potential value of these future products and the intellectual property that protects them.

Regarding factor g:
Another indicator of which entity is to be treated as the accounting acquirer in a merger is the entity that initiates the transaction.  As described in the “Background of the Merger” section of our Registration Statement on Form S-4 used in connection with the Merger, Dr. Robin Smith was personally invested in CBH in 2005 and sat on its advisory board during the period April 1, 2005 through March 31, 2006. During this period of time, CBH acquired its 51% interest in Erye, and as a result Dr. Smith became knowledgeable regarding Erye and its operations. She continued to follow CBH’s progress after the expiration of her CBH advisory board service.

At a NeoStem Board meeting held on September 27, 2007, the Board authorized and directed management of the Company to move forward with identifying merger and acquisition target companies as a means of more quickly generating revenues for the Company. Management began identifying target companies and at a Board meeting held on November 12, 2007, the Board was updated by Dr. Smith on the status of this activity and the Board reiterated its directive that the Company continue to identify acquisition candidates and update them from time to time. Accordingly, in her capacity as CEO of NeoStem and in furtherance of this directive, in December 2007, Dr. Smith organized a meeting with Chris Peng Mao, CBH’s CEO, at the NeoStem offices in New York City. Dr. Smith sought to better understand reasons for the dramatic decline in the trading price of CBH’s Common Stock which had traded at a high of $1.50 per share during the fourth quarter of 2005 (following the consummation of CBH’s acquisition of a 51% ownership interest in Erye in June 2005) to a low of $0.24 during the fourth quarter of 2007. In contrast, Erye’s revenues had substantially increased from $22,300,736 for the year ended December 31, 2006 to $31,881,294 for the year ended December 31, 2007, a more than 42% increase year over year. Dr. Smith viewed this potential acquisition as a significant opportunity and the CBH acquisition became the acquisition she recommended to the NeoStem Board be the one in furtherance of their directive to acquire a revenue generating business.

Accordingly, the facts demonstrate that the Merger was initiated by NeoStem at the directive of the NeoStem Board and that NeoStem was the driver in the consummation of the transaction.

Conclusion
While it cannot be disputed that based on current operating metrics such as revenues the relative size of CBH is significantly larger than NeoStem the voting power of the original NeoStem shareholder group, the control of the Board of Directors and the senior management charged with guiding the company all remain controlled by NeoStem. Taking all of these points into consideration, we conclude that NeoStem is in fact the “accounting acquirer” for the merger.

Unaudited Proforma Condensed Combined Balance Sheets, page F-2

4.	Please disclose why you classify the Series C Convertible Preferred Stock in temporary equity within your unaudited proforma condensed combined balance sheet.

Response:
Based on an analysis of the terms of the Series C Convertible Stock, it has been classified as temporary equity as there was uncertainty about whether those shares would be redeemed and redemption was outside the Company's control and therefore it should not be treated as a liability in accordance with Accounting Standards Codification (ASC) 480.

We base our determination on the terms and conditions of the Series C Convertible Preferred Stock the relevant terms of which are as follows:

The holders of shares of Series C Convertible Preferred Stock have dividend rights, liquidation rights and conversion rights to convert the Series C Convertible Preferred Stock into shares of Common Stock. In addition there is a redemption feature with is described as follows:

Prior to the seventh anniversary of issuance of the Series C Convertible Preferred Stock, NeoStem may at the option of the NeoStem Board of Directors and after giving the holders of shares Series C Preferred Stock an opportunity to convert all their shares of Series C Convertible Preferred Stock into shares of NeoStem Common Stock, redeem in whole, but not in part, all the shares of Series C Preferred Stock then outstanding by paying in cash, for each share, an amount equal to the sum of the original issue price and all accrued but unpaid annual dividends. At any time following the seventh anniversary of the issuance of the Series C Preferred Stock, following the written request of the holders of not less than a majority of the shares Series C Preferred Stock then outstanding, NeoStem shall redeem all of the shares of Series C Preferred Stock (or, if less, the maximum amount it may lawfully redeem) by paying in cash, for each share, an amount equal to the sum of the original issue price and all accrued but unpaid annual dividends on such share.

Our conclusion was further supported by clarification issued by the SEC staff in paragraph 26 of Topic No. D-98, “if a company issues preferred shares that are conditionally redeemable, for example, at the holder's option or upon the occurrence of an uncertain event not solely within the company's control, the shares are not within the scope of ASC 480 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under ASC 480 and would require reclassification to a liability.”

If preferred shares are not treated as a liability and are not considered permanent equity, treatment of the security should be accounted for according to the guidance of paragraph 6 of Topic No. D-98: “if the issuer does not control settlement by delivery of its own shares, cash settlement of the instrument would be presumed and the instrument would be classified as temporary equity.” ASR 268 requires the Company to classify these redeemable equity instruments outside of permanent equity as temporary equity in the mezzanine section of the balance sheet because the outstanding equity instruments (shares and vested options) are redeemable upon the occurrence of an event that is not solely within the control of the issuer.

Accordingly, we treated the Series C Convertible Preferred Stock as temporary equity.

Pre-Effective Amendment No. 1 to the Registration Statement will include the following disclosure:

The holders of shares of Series C Convertible Preferred Stock have dividend rights, liquidation rights, conversion rights to NeoStem Common Stock and a redemption feature. Based on an analysis of the terms of the Series C Convertible Stock, we have classified the Series C Convertible Preferred Stock as temporary equity as there is uncertainty about whether these shares will be redeemed and redemption is outside the Company's control and therefore it should not be treated as a liability in accordance with Accounting Standards Codification (ASC) 480.

Notes to the NeoStem Unaudited Proforma Condensed Combined Balance Sheets and Results of Operations, page F-5

5.
We note in adjustment (a) you determined the fair value of the Series C Convertible Preferred Shares issued to be $17,254,550. Please tell us and disclose how you determined the fair value of the Series C Convertible Preferred Shares.

Response:
For the purposes of presenting the proforma financials, the estimated fair value of the Series C Convertible Preferred Shares was determined based on the value of the underlying NeoStem Common Stock these shares may be converted into. Specifically the valuation was determined as follows:

Number of Preferred Shares	8,177,512

Closing Price of NeoStem Common Stock October 30, 2009	$1.90

Conversion factor for Series C Convertible Preferred Stock	0.9

Value of one share of Series C Convertible Preferred Stock	$2.11

Fair Value of Series C Convertible Preferred Stock	$17,254,550

It should be noted we have engaged financial consultants to assist us in determining the fair value of the Series C Convertible Preferred for our final accounting of the merger.

Pre-Effective Amendment No. 1 to the Registration Statement will include the following disclosure in footnote (a):

As of October 30, 2009, the date of the Merger, the value of NeoStem Common Stock was $1.90 and has been used as the basis for estimating the value of the equities being issued in this transaction. For purposes of the proforma balance sheet the fair value of Series C Convertible Preferred Stock was determined based on the value of NeoStem Common Stock on October 30, 2009 adjusted for the common stock conversion factor of .9 ($1.90/.9). The Series E Warrants were valued using the Black Scholes valuation model. The estimated fair values of the various equities being issued are as follows:

6.
We note in adjustment (a) that you decreased the CBH consolidated net assets at September 30, 2009 by $4,053,457 for the loss on transfer of plant to EET. It appears to us that you reduced the book value of CBH by the fair value of the plant that was not part of the assets transferred in the merger. Please clarify the nature of and reason for this adjustment to the CBH consolidated net assets.

Response:
The agreement with regard to the transfer of assets was not finalized until October 2009 and the balance sheet at September 30, 2009 as filed by CBH on Form 10Q for the quarter ended September 30, 2009 reflected the value of the manufacturing plant and related land rights which are the subject of this transfer. In determining the amounts to be recorded to account for this transfer in the proforma financial statements we used the net book value of the building and land rights as of September 30, 2009. In addition, please refer to footnote (f) for a further description of the nature and reason for the transaction.

The Pre-Effective Amendment No. 1 to the Registration Statement will be amended to modify the language of footnote (f) of the “Notes to The NeoStem Unaudited Proforma Condensed Combined Balance Sheets and Results of Operations” to clarify the proper timing of the agreement.

7.
We note in adjustment (a) that funds advanced by RimAsia reduced the net assets acquired by $478,087. Please explain to us why the receipt of funds would reduce net assets and clarify your disclosure accordingly.

Response:
The description “Funds advanced by RimAsia after 9/30/2009” does not properly describe the transaction being disclosed. “Obligation arising from funds advanced by RimAsia recorded after September 30, 2009” more properly describes this transaction.

Pre-Effective Amendment No. 1 to the Registration Statement will reflect the following revised description in footnote (a):

“Obligation arising from funds advanced by RimAsia recorded after September 30, 2009”

As indicated in footnote (e) of “Notes to The NeoStem Unaudited Proforma Condensed Combined Balance Sheets and Results of Operations” we noted that the funds advanced on behalf of NeoStem and CBH by RimAsia totaled $1,960,451 and that as of September 30, 2009 NeoStem had recorded $1,044,209 of expenses relative to this agreement and that CBH had recorded $397,276, or a total of $1,441,485. In order to reflect the obligations due RimAsia as of October 30, 2009, the settlement date of the Funding Agreement, we were required to record $40,879 of expense for NeoStem and $478,087 for CBH with a corresponding increase in accrued liabilities of $518,966.

Pre-Effective Amendment No. 1 to the Registration Statement will reflect the following revised description of this transaction to make clear the adjustment required to properly reflect the impact of the Funding Agreement in footnote (e):

As of September 30, 2009 these advances totaled approximately $1,044,209 for NeoStem and CBH had recognized $397,276 related to these expenses and at October 30, 2009 the total expenses advanced by RimAsia on behalf of NeoStem totaled $1,085,088 and $875,363 for CBH or a total of $1,960,451. The total funds advanced by RimAsia totaled $1,960,451which has exceeded the $1,600,000 limit established by the agreement by $360,451 which will be settled from CBH’s portion of funds recovered from the LXB Litigation which totaled $550,000 and were being held by RimAsia. The resulting remainder of $189,649 was paid to NeoStem on November 13, 2009. This entry records the additional expense not recognized as of September 30, 2009 totaling $518,966, including $40,879 due from NeoStem and $478,087 due from CBH, and a receivable due from RimAsia of $550,000 for CBH’s portion of the funds recovered in the LXB Litigation.

8.
We note in adjustment (a) that you calculated "Goodwill" to be $29,284,061. Please revise the caption to reflect that the calculated amount represents other identified intangible assets and adjustments to fair value that are not yet determined.

Response:
Pre-Effective Amendment No. 1 to the Registration Statement will reflect a modified balance sheet caption and table in footnote (a) to read “Goodwill and other intangibles assets not yet determined”

9.
We note in adjustment (c) that you will have issued 13,953,505 shares of common stock at the conclusion of the transactions described. We could not reconcile this total number of shares of common stock to your disclosures. Please reconcile how the total amount of shares was reached.

Response:
The 13,953,505 Shares issued in connection with the Merger are comprised of the following:

NeoStem Common Shares issued to CBH Shareholders	7,150,000
NeoStem Common Shares issued to Rim Asia	6,458,009
NeoStem Common Shares issued to Shi and Zhang	203,338
NeoStem Common Shares issued to EET for assistance in the Merger	125,000
Common Shares issued settle CBH debt due an Officer and a Director of CBH	17,158
13,953,505

10.
We note that you adjusted intangible assets and other assets to reflect, as explained in adjustment (f), "the loss as a result of the transfer of land and building to EET, the value of the lease during the remainder of the construction period, and assigns the loss proportionately to CBH and EET”. Please clarify why the adjustment impacts intangible assets and other assets and how you determined the amount of the adjustments.

Response:
In China, the government owns all land; however private enterprises may purchase long term land rights to use property. When land rights are purchased they are classified as an intangible asset and amortized over the life of the land rights agreement. In accounting for the transfer of land rights and building we reduced intangible assets by the net book value of the land rights associated with the transfer.

Pre-Effective Amendment No. 1 to the Registration Statement will include the following disclosure in footnote (f):
The agreement creating the new joint venture also called for a lease agreement between the new joint venture and Erye for Erye’s use of the land rights and buildings until the construction of its new plant is completed and Erye’s relocation is complete. In the original MOU CBH and EET intended the transfer of this property to be in the form of a dividend to EET and therefore there was no consideration received by Erye in connection with the transfer of ownership. The joint venture agreement does not call for any lease payments due from Erye for the use of the building during the construction and relocation period. However, the lease back of the facility for the balance of the construction period is considered the effective consideration for the transfer of the buildings. The value of lease is estimated to be $366,500 annually and $791,600 for the duration of the lease. This entry records the loss as a result of the transfer of land rights (an intangible asset) and building to EET, the value of the lease during the remainder of the construction period and assigns the loss proportionately to CBH and EET.

11.	We note your explanation of adjustment (i). However, we were unable to locate the adjustment within your proforma financial statements. Please clarify where the adjustment is located.

Response:
Pre-Effective Amendment No. 1 to the Registration Statement will delete footnote (i) and the reference to it, as it duplicates footnote (b).

Note 10— Subsequent Events, page F-89

12.
We note on page F-89 that the Series C Convertible Preferred Stock is initially convertible at $0.90 per share. Please tell us whether the conversion rate is subject to change, and if so, disclose how the rate may change.

Response:
The conversion rate is not subject to change however; the conversion rate would be adjusted if the Company implemented a common stock split or reverse common stock split. We will remove the word “initial” from the description in the footnote on F-89.

13.
We note that the Series C Convertible Preferred Stock is initially convertible at $0.90 per share. Please tell us whether you recorded a beneficial conversion feature and describe to us the basis for your determination.

Response:
We did account for the beneficial conversion feature associated with the Series C Convertible Preferred Stock. The value of the beneficial conversion feature was determined by assigning the liquidation value of the Series C Convertible Preferred Stock to temporary equity and the residual value (the difference between the fair value of the Series C Convertible Preferred Stock and the liquidation value) was assigned to paid in capital.

Series C Convertible Preferred Shares issued to Rim Asia	8,177,512	$2.110	$17,254,550

Temporary Equity Value of Series C Convertible Preferred Stock*	8,177,512	1.125	9,199,701

Value of Beneficial Conversion Feature of Series C Convertible Preferred Shares			$8,054,849

* Based on liquidity value of Series C Convertible Preferred Stock

This will confirm that the Company understands that the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.  Furthermore, notwithstanding the Commission’s comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•    the Company is aware of is respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement;
•    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•    the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing, please feel free to call me at (212) 398-1207 or Andy Smith at (646) 810-2180.

Sincerely,
/s/ Gregory Sichenzia

cc:  Catherine M. Vaczy, Esq.